UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-38628

SilverCrest Metals Inc.
(Translation of registrant's name into English)

Suite 501, 570 Granville Street, Vancouver, BC, V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Form 45-106F1 Report of Exempt Distribution dated January 17, 2019

99.2	Form 45-106F1 Report of Exempt Distribution dated December 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SilverCrest Metals Inc.
(Registrant)

Date: January 18, 2019	By:	/s/ Anne Yong

Anne Yong
	Title:	Chief Financial Officer